UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXPLANATORY NOTE

In connection with the filing by Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company” or “Vesta”) of a Form S-8 on the date hereof and the delivery of a consent by the Company’s auditor Galaz, Yamazaki, Ruiz Urquiza, S.C. to the incorporation by reference of Galaz, Yamazaki, Ruiz Urquiza, S.C.’s audit report for the year ended December 31, 2023, the following is a summary of certain “subsequent events” relating to the Company that have occurred since the publication of such audit report some of which have previously been disclosed by the Company in reports furnished to the U.S. Securities and Exchange Commission as specified below:

•	On March 4, 2025 Vesta prepaid Tranche A Senior Notes in an aggregate principal amount of US$45,000,000.00 evidenced by 5.50% promissory notes due on or about May 31, 2025;

•	Between January 1, 2025 and March 5, 2025, the Company repurchased 4,750,000 shares under the Company’s share repurchase program;

•	As previously announced in our press released dated February 18, 2025 entitled “Vesta Q4 2024 Earnings Release,” furnished to the SEC on Form 6-K on February 18, 2025:

o	the amount of share repurchases by Vesta under the Company’s share repurchase program reached US$44.2 million, or 17.2 million shares, approximately 1.9% of total outstanding shares in the year ended December 31, 2024;

o	during the three months ended December 31, 2024, the Company acquired 36.3 acres of land in Guadalajara adjacent to the Vesta Park Guadalajara; and

o	in January 2025, Vesta acquired 4.2 million square feet of land in Ciudad Juarez, enabling the Company to build six new buildings comprised of 1.6 million square feet, aligned with delivering on the Vesta Route 2030 growth strategy.

•	As previously announced in our press released dated October 24, 2024 entitled “Vesta Q3 2024 Earnings Release,” furnished to the SEC on Form 6-K on October 24, 2024:

o	during the three months ended September 30, 2024, Vesta paid US$65 million of the first tranche of the Company’s 2017 private placement bond; and

o	Vesta finalized a new strategic land acquisition in Tijuana, Baja California, comprised of 35.7 hectares of landbank directly adjacent to the Company´s existing Vesta Park Mega Region.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: March 7, 2025